Exhibit 97.1

THERATECHNOLOGIES INC.

RESTATEMENT CLAWBACK POLICY

Adopted on November 30, 2023

This Restatement Clawback Policy (this “Policy”) has been established and adopted by the Board of Directors (the “Board”) of Theratechnologies Inc. (the “Company”) and will be administered by the Compensation Committee (the “Committee”) of the Board. Defined terms used in this Policy shall have the respective meanings set forth in Section 11 hereof.

Restatement Clawback Policy

1.  Name and Purpose. This Policy is intended to satisfy the Company’s obligations pursuant to Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 of the Exchange Act, and other applicable rules of the Securities and Exchange Commission (“SEC”) and Nasdaq (“Nasdaq”).

2.  Authority; Administration. This Policy shall be administered by the Committee, except as otherwise set forth herein. The Committee is authorized to administer, interpret, issue and revoke rules and construe this Policy and the terms hereof. In furtherance of this authority, the Committee is authorized to make all determinations advisable, appropriate, necessary or useful for the administration of this Policy, including any factual determinations and to correct any defect, ambiguity, omission or inconsistency in this Policy. Any interpretations, rules or determinations made by the Committee shall be final and binding on the Company and all affected individuals and need not be consistent or uniform with respect to each Executive Officer subject to this Policy. Notwithstanding the foregoing, except as set forth in Section 9 below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.

3.  Delegation; Cooperation. To the extent permitted by applicable law and policies of the Company, the Committee may authorize and delegate to any officer or employee of the Company or any subsidiary to take all actions necessary or appropriate to carry out the objectives, purpose and intent of this Policy. The Committee is directed and permitted to consult with the Board, the Audit Committee and any other committee of the Board, as may be necessary or appropriate, as to matters within their respective responsibility and authority.

4.  Subject Individuals. This Policy shall be binding and enforceable against all Executive Officers of the Company and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators or other legal representatives.

5.  Clawback Requirement. The Company will recover, recoup, cancel or forfeit reasonably promptly the amount of Erroneously Awarded Compensation in the event that the Company is required to prepare a Restatement (the “Clawback Requirement”) in accordance with the terms of this Policy.

6.  Timing. The Clawback Requirement applies to all Incentive Compensation Received by an Executive Officer subject to this Policy:

a.	after beginning service as an Executive Officer of the Company;

b.	who served as an Executive Officer of the Company at any time during the performance period for a particular element of Incentive Compensation;

c.	while the Company has a class of securities listed on a national securities exchange or a national securities association; and

d.	during the three completed fiscal years immediately preceding the date that the Company is required to prepare an applicable Restatement.

The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on when or if the restated financial statements are filed.

7.  Clawback Amount. Erroneously Awarded Compensation as determined under this Policy shall be subject to the Clawback Requirement. Erroneously Awarded Compensation shall be computed without regard to any taxes paid by or on behalf of the Executive Officer on such Erroneously Awarded Compensation.

For Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement:

a.	the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received; and

b.	the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation, as required, to Nasdaq.

The Board or Committee may engage such compensation consultants, external legal advisors, accountants and other advisors as it shall deem desirable from time to time at the cost and expense of the Company.

8.  Manner of Enforcement. Subject to Section 9 below, the Committee shall determine, in its sole discretion, the method, timing and manner for recovering Incentive Compensation in accordance with this Policy, which may include without limitation:

a.	seeking recovery or reimbursement of any cash (including bonus or retention awards) and equity-based award made to the Executive Officer;

b.	cancelling or offsetting against any contractually required or planned future cash (including bonus or retention awards) or equity-based awards made to the Executive Officer;

c.	requiring the forfeiture of or cancelling any previously-granted or awarded cash (including bonus or retention awards) or equity-based awards made to the Executive Officer;

d.	offsetting amounts paid in salary or commissions to the Executive Officer or director fees if the Executive Officer is serving as a director of the Company;

e.	offsetting, requiring the forfeiture of or cancelling amounts paid or to be paid in severance to the Executive Officer pursuant to any severance or similar policy of the Company;

f.	forfeiture of or cancelling any dividend equivalents or dividend equivalent rights on any equity-based award;

g.	forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations thereunder; and

h.	any other manner or method authorized by applicable law, plan or contract as may be approved by the Committee in its sole discretion.

For the avoidance of doubt, any compensation paid or granted to any Executive Officer which is subject to the Clawback Requirement shall not trigger any “Good Reason,” “Good Leaver” or similar provision under any plan, contract, employment agreement or other compensation arrangement between the Company and the Executive Officer.

9.  Exceptions to the Clawback Requirement. The Company must recover Erroneously Awarded Compensation in compliance with this Policy, except to the extent that the conditions in clauses (a), (b) or (c) set forth below are met, and the Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable.

a.

The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

b.

Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and must provide such opinion to Nasdaq.

c.	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Code and regulations thereunder.

10.

Disclosure in SEC Filings. The Company must file all disclosures with respect to this Policy in accordance with the requirements of the Federal securities laws, including the disclosure required by the Exchange Act and any applicable SEC filings.

11.	Definitions and Rules. Unless the context otherwise requires, the following definitions and rules apply for purposes of this Policy:

a.

“Erroneously Awarded Compensation” means the amount of Incentive Compensation Received that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based on the restated performance metrics and/or restated financial statements or information.

b.

“Executive Officer” means an current or former officer of the Company as defined in the rules promulgated under Section 16 of the Exchange Act, including the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of Nasdaq Listing Rule 5608 would include at a minimum executive officers identified by the Company pursuant to 17 CFR 229.401(b) (Item 401(b) of Regulation S-K).

c.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from any such measure. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

d.	“Incentive Compensation” means any compensation, cash or equity, that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

e.

“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

f.

Incentive Compensation is deemed “Received” in the Company’s fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant of the incentive- based compensation occurs after the end of that period.

g.	For purposes of determining the relevant recovery period, the date that the Company is required to prepare a Restatement is the earlier to occur of:

i.

the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or

ii.	the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

12.	Transition. This Policy shall apply to Incentive Compensation Received by Executive Officers on or after October 2, 2023.

13.

Applicable Law. This Policy shall be governed by the laws of the Province of Québec, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Policy to the substantive law of another jurisdiction.

14.

No Indemnification. Notwithstanding the terms of any (a) provision of the Company’s Articles of Incorporation (as amended from time to time, the “Articles of Incorporation”), (b) the Company’s Bylaws (“Bylaws”), (c) indemnification agreement entered into with the Company by any Executive Officer or (d) insurance policy maintained by or on behalf of the Company for the benefit of the Company or any Executive Officer, the Company shall not indemnify or reimburse (or cause to be reimbursed through any existing or new compensation arrangement) any Executive Officer against the loss of any Incentive Compensation, including any payment or reimbursement for the cost of third-party insurance or other indemnification arrangement purchased by any Executive Officer to fund any Clawback Requirement under this Policy.

15.

Actions in Furtherance of Policy. Subject to requirements of the (a) laws of the Province of Québec, (b) the Articles of Incorporation and Bylaws of the Company and (c) any other applicable policy of the Company, each individual who is or was a member of the Board or the Committee (in his or her capacity as such) shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken under this Policy and against and from any and all amounts paid by him or her in settlement thereof. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled as a matter of law or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

16.

Amendment, Termination. The Board may amend, modify or supplement any provision of this Policy at any time and from time to time in its sole discretion. The Board shall amend the Policy, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming this Policy to any applicable law or any rules, standards or interpretations adopted by a national securities exchange on which the Company’s securities are listed.

17.

Non-Exclusivity. This Policy shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other clawback or recoupment compensation policies, agreements or arrangements as it may deem desirable for any individual or enable the Company to pursue any remedies or rights that may be available to the Company under applicable law to recoup or clawback compensation of any type.

18.

Application. For the avoidance of doubt, this Policy shall apply to any Incentive Compensation paid pursuant to or in accordance with the Company’s share option plan and any other equity-based incentive compensation plan applicable to Executive Officers.